25 June 2002
Number 37/02

BHP BILLITON ANNOUNCES CLOSURE OF PERING LEAD ZINC MINE, STH AFRICA

BHP Billiton Base Metals today announced that the Pering Mine in
South Africa will cease operations at the end of 2002. The mine was originally expected to close in early 2004, however, recent market conditions have necessitated that this be accelerated.

Brad Mills, President, BHP Billiton Base Metals commented,
"The Pering Mine has been in operation for 16 years but the ore reserve is now nearly depleted. Pering will continue to operate at maximum plant capacity until the economically mineable reserve is depleted, which it is estimated will be by December 2002. Thereafter full scale closure and reclamation activities will commence."

Over the life of the mine, Pering produced approximately 39 000 tonnes of zinc concentrate and 6 000 tonnes of lead concentrate per annum.

The social and environmental impact of the mine's closure has been and will continue to be a focal point of the closure plan. Together with the trade unions, a significant effort is being placed on the development of a social plan aimed at reducing the economic impact on Pering's 193 employees. The social plan focuses on non-mining related job creation projects to assist in the sustainability of the Reivilo town and the local community.

Further news and information can be found on our Internet site:
www.bhpbilliton.com

Australia
Andrew Nairn, Investor Relations
Tel:    +61 3 9609 3952
Mobile: +61 408 313 259
mailto:Andrew.W.Nairn@bhpbilliton.com

Mandy Frostick, Media Relations
Tel:    +61 3 9609 4157
Mobile: +61 419 546 245
mailto:Mandy.J.Frostick@bhpbilliton.com

United States
Francis McAllister, Investor Relations
Tel:    +1 713 961 8625
Mobile: +1 713 480 3699
mailto:Francis.R.McAllister@bhpbilliton.com

United Kingdom
Mark Lidiard, Investor & Media Relations
Tel:    +44 20 7747 3956
mailto:Mark.T.Lidiard@bhpbilliton.com

South Africa
Michael Campbell, Investor & Media Relations
Tel:    +27 11 376 3360
Mobile: +27 82 458 2587
mailto:Michael.J.Campbell@bhpbilliton.com


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